EXHIBIT 3.2 - AMENDMENT TO ARTICLES OF INCORPORATION


                             State of North Carolina
                      DEPARTMENT OF THE SECRETARY OF STATE

ARTICLES  OF  AMENDMENT
                              BUSINESS CORPORATION


Pursuant to '55-10-06 of the General Statutes of North Carolina, the undersigned corporation hereby submits the following Articles of Amendment for the purpose of amending its Articles of Incorporation.

1.     The name of the corporation is: TECHNOLOGY CONNECTIONS, INC.

2.     The text of each amendment adopted is as follows (State below or attach):

NOW, THEREFORE, BE IT RESOLVED, that the shareholders of the Corporation hereby approve and adopt the Articles of Amendment to increase the authorized capital of the Corporation to 105,000,000 shares, of which 100,000,000 shares will be Common Stock, $.001 par value (Common Stock) and 5,000,000 shares will be Preferred Stock, $.001 par value (Preferred Stock) as proposed and recommended by the Board of Directors of the Corporation,

FURTHER RESOLVED, the shares of Preferred Stock shall have the preferences, limitations and relative rights to be determined by the Board of Directors prior to issuance of any shares of Preferred Stock;

FURTHER RESOLVED, that in order to effectuate the above resolutions, Paragraph 2 of the Articles of Incorporation be stricken out and deleted in its entirety and the following new Paragraph 2 be substituted in lieu thereof:

2. The total number of shares of capital stock which the Corporation shall have authority to issue is 105,000,000, of which (a) 100,000,000 shares shall be Common Stock, $.001 par value (the Common Stock), and (b) 5,000,000 shares shall be Preferred Stock, $001 par value (the Preferred Stock). The voting powers, designations, preferences, privileges and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions of the Preferred Stock of the Corporation, shall be determined by the Board of Directors.

3. The only exchange, reclassification or cancellation of issued shares as a result of this amendment will be affected in the following manner:

     The holder(s) of outstanding shares of Common Stock of the Corporation will be requested to surrender their certificates, and in exchange therefore, the Corporation shall issue new stock certificates for the Common Stock and an appropriate notation shall be endorsed or affixed to said certificate for the purpose
                              ARTICLES OF AMENDMENT
                                     PAGE 2


of indicating that the Corporation will provide, upon request and without charge, information in writing as to the designations, preferences, limitations, and relative rights of all classes of shares and any series thereof and the authority of the board of directors to determine variations for future series.

4. The date of adoption of each amendment by the shareholders of the Corporation was January 16, 2002.

5. The amendment(s) was (were) approved by shareholder action, and such shareholder approval was obtained as required by Chapter 55 of the North Carolina General Statutes.

6. These Articles will be effective upon filing, unless a delayed time and date is specified: __________________________

     This the 16th day of January, 2002.





                    TECHNOLOGY CONNECTIONS, INC.
                    13777 Ballantyne Corporate Park, Suite 250
                    Charlotte, North Carolina  28277


                    By: ___/s/ Kevin G. Kyzer___________________
                           ------------------
                         Kevin G. Kyzer, President